Exhibit 99

November 6, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby submit the results of e-voting on the resolution mentioned in the Postal Ballot Notice of the Bank dated October 1, 2026.

Based on the report issued by the Scrutinizer i.e. Mr. Ashish Garg, Designated Partner of GDR & Partners LLP, we wish to inform you that the resolution placed before the Shareholders for approval through postal ballot, has been passed with requisite majority and the same is deemed to have been approved on the last date of e-voting period i.e. Friday, November 6, 2026.

Please find enclosed herewith the e-voting results in the prescribed format along with a Report issued by the Scrutinizer dated November 6, 2026. The aforesaid documents are also being made available on the Bank’s website and on the notice board at the Bank’s registered office.

You are requested to kindly take the same on record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Encl.: a/a

SCRUTINIZER’S REPORT

[Pursuant to sections 108 and 110 of the Companies Act, 2013 and

Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014]

Date: November 06, 2026

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

I, Ashish Garg, Practicing Company Secretary (FCS 5181) on behalf of GDR & Partners LLP, Company Secretaries had been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (hereinafter referred to as the “Bank”) at its meeting held on October 1, 2026 to scrutinize the e-voting process in a fair and transparent manner in respect of the resolution as stated in the Postal Ballot Notice dated October 1, 2026 (the “Postal Ballot Notice”).

In compliance with the provisions of Sections 108 and 110 of the Companies Act, 2013 (the “Act”) read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereto, for the time being in force and in compliance with the applicable guidelines / circulars / rules issued by the Ministry of Corporate Affairs (“MCA”) inter alia including General Circular No. 03/2025 dated September 22, 2025 read with other relevant circulars issued by MCA (“MCA Circulars”) from time to time, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, and other applicable laws and regulations, if any, the following special business mentioned in the Postal Ballot Notice was proposed to be passed by the Members of the Bank by way of Postal Ballot through voting by electronic means (“remote e-voting”) only. The Bank had, accordingly, provided facility of remote e-voting to all Members of the Bank to enable them to cast their votes electronically on the special business mentioned in the Notice.

The Bank had engaged the services of National Securities Depository Limited, as the Electronic Voting Service Provider (“NSDL”) who had made necessary arrangements to facilitate remote e-voting by the shareholders of the Bank on their website www.evoting.nsdl.com. Datamatics Business Solutions Limited is the Registrar and Share Transfer Agent for the Bank (the “RTA”).

The Bank had sent the Postal Ballot Notice including all the requisite information required by the Members to cast their vote(s), in electronic form only to those Members who had registered their e-mail addresses with the RTA / Depository Participants, as on Friday, October 2, 2026 (being the cut-off date specified for the purpose of identifying eligibility of Members to vote on the Postal Ballot). The communication of the assent or dissent of the Members was sought through the remote e-voting system only.

The Bank and NSDL had uploaded the Postal Ballot Notice together with the explanatory statement on their respective websites viz. www.hdfc.bank.in and www.evoting.nsdl.com and Electronic Voting Event Number “143249,” (’EVEN’) was generated for casting the votes through the e-voting mode. The Bank and NSDL have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items placed for approval of the Members through Postal Ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the remote e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour or against the resolution stated in the Postal Ballot Notice, based on the data generated from the e-voting system provided by NSDL.

I report that the Postal Ballot Notice was sent on Wednesday, October 07, 2026 through e-mail to 46,62,797 Members whose e-mail addresses were registered with the RTA /Depositories as on Friday, October 2, 2026. The total Number of Members as on the Cut-off date were 48,13,947.

The e-voting period commenced on Thursday, October 8, 2026 at 10:00 a.m. (IST) and ended on Friday, November 6, 2026 at 5.00 p.m. (IST). The Bank on October 8, 2026, also published an advertisement in newspapers having nation-wide circulation viz. in “Business Standard”, English Newspaper (all editions), and in “Navshakti”, Marathi edition Newspaper (Mumbai edition) providing requisite information as required under Rules framed under the Act and MCA Circulars.

The resolution for which approval of the Members of the Bank was sought as stated in the Postal Ballot Notice is mentioned hereunder:-

Sr. No.	Type of Resolution	Description of the resolution
1.	As an Ordinary Resolution	Appointment of Mr. Anup Bagchi (DIN: 00105962) as a Director and as the Managing Director & Chief Executive Officer of the Bank, on the terms and conditions relating to the said appointment, including remuneration, as approved by the Reserve Bank of India.

SUMMARY OF VOTES CAST:

The e-voting process concluded at 5.00 p.m. IST on Friday, November 6, 2026. After the closure of e-voting process, the votes cast through e-voting facility were duly unblocked by me as the Scrutinizer in the presence of Ms. Rupali Ahire and Ms. Shivanshi Sharma witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of Rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour and votes against generated by NSDL from their website, were duly scrutinized.

On scrutiny, I report that out of 48,13,947 Members holding shares as on the cut-off date, i.e. Friday, October 2, 2026, 12,822 Members holding 1025,73,77,196 shares have exercised their votes through remote e-voting.

The details of Postal Ballot results for the special business placed for consideration and approval of the Members is given below:

NOTES:

Votes cast in favour or against has been considered on the basis of number of shares held as on Friday, October 2, 2026 i.e. the cut-off date reckoned for the purpose of Postal Ballot.

Vote Cast in favour or against have been calculated based on the Valid Votes cast through remote e-voting.

Item No 1: As a Ordinary Resolution:

Appointment of Mr. Anup Bagchi (DIN: 00105962) as a Director and as the Managing Director & Chief Executive Officer of the Bank, on the terms and conditions relating to the said appointment, including remuneration, as approved by the Reserve Bank of India.

Total no. of Members	48,13,947
Total no. of Equity Shares	1541,85,97,348
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Thursday, October 8, 2026 till 5.00 p.m. IST on Friday, November 6, 2026

		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	12,822	1039,23,27,245
Less: Abstained/Less voted	B	0	13,49,50,049
Net Number of E-Votes (A-B) considered valid	C	12,822*	1025,73,77,196

*Includes 4 cases who have voted partly for and partly against

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) = [(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders	1110,06,46,665	1017,48,93,396	91.660	1003,64,11,826	13,84,81,570	98.639	1.361
Public-others	431,79,50,683	8,24,83,800	1.910	8,20,91,323	3,92,477	99.524	0.476

Total	1541,85,97,348	1025,73,77,196	66.526	1011,85,03,149	13,88,74,047	98.646	1.354

Percentage of votes cast in Favour: 98.646 Percentage of votes cast Against: 1.354

RESULTS:

I report that the Ordinary Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated October 1, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Friday, November 6, 2026.

I further report that as per the Postal Ballot Notice dated October 1, 2026 and the Board Resolution dated Thursday, October 1, 2026, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by Postal Ballot in respect of the Resolution referred, within two working days of the closure of the remote e-voting period. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfc.bank.in and on the website of NSDL www.evoting.nsdl.com. The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the Exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 have been duly complied with and the records maintained by me including the data as obtained from NSDL, and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank for safe keeping.

I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

For GDR & Partners, LLP

Practicing Company Secretaries

Signature:

Ashish Garg

PARTNER

FCS No.: 5181, CP No. 4423

PR: 8369/2026

ICSI Unique code: L2024KR016500

UDIN No.: F005181H002181828

Place: Indore

Date: November 06, 2026

The following were the witnesses to the unblocking of the votes on Friday, November 6, 2026.

1.	Ms Rupali Ahire	2.	Ms Shivanshi Sharma

Received the Report

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Place: Mumbai

Date: November 06, 2026

HDFC BANK LIMITED - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	November 6, 2026
Total number of shareholders on record date	4813947
No. of Shareholders present in the meeting either in person or through proxy Promoters and Promoter Group: Public:	NA
No. of Shareholders attended the meeting through Video Conferencing Promoters and Promoter Group: Public:	NA

Resolution required: (Ordinary/Special)			Ordinary (01) : Appointment of Mr. Anup Bagchi (DIN: 00105962) as a Director and as the Managing Director & Chief Executive Officer of the Bank, on the terms and conditions relating to the said appointment, including remuneration, as approved by the Reserve Bank of India
Whether promoter/ promoter group are interested in the agenda/resolution?			NA
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
	E-Voting	1	2	(3)={(2)/ (1)}*100	4	5	(6)={(4)/ (2)}*100	(7)={(5)/ (2)}*100
Promoter and Promoter Group			0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	0	0	0.000	0	0	0.000	0.000

Public - Institutions	E-Voting		10174893396	91.660	10036411826	138481570	98.639	1.361
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	11100646665	10174893396	91.660	10036411826	138481570	98.639	1.361

Public - Non Institutions	E-Voting		82483800	1.910	82091323	392477	99.524	0.476
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	4317950683	82483800	1.910	82091323	392477	99.524	0.476

Total		15418597348	10257377196	66.526	10118503149	138874047	98.646	1.354

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight